[Chapman and Cutler LLP Letterhead]

January 24, 2025

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs® Trust
File Nos. 333-146827; 811-22135

Dear Ms. Smiley:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs® Trust (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on November 22, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Bitcoin 10 Buffer ETF™ – Quarterly (a “Fund” or the “Buffer Bitcoin ETF”) and Innovator Uncapped Bitcoin 20 Floor ETF® – Quarterly (a “Fund” or the “Uncapped Bitcoin ETF”, and collectively with the Buffer Bitcoin ETF, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Funds and their management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of each Fund.

Response to Comment 1

The Registrant acknowledges the Staff’s comment and confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements. Further, the Registrant will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. Where the Registration Statement for each Fund has been revised in accordance with the Staff’s comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – General

The Staff notes that certain information is blank in the Registration Statements. Please ensure that all the disclosures are updated and please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of each Registration Statement. The Staff requests confirmation that each Fund’s next filing will consist of a full registration statement, including all exhibits.

Response to Comment 2

The Registrant confirms that it will endeavor to provide the Staff with completed drafts via supplemental correspondence at least five business days prior to the date of effectiveness of the Registration Statement. The Registrant further confirms that it will submit a full registration statement in the next filing for each Fund.

Comment 3 – General

To the extend a comment provided for a Fund is applicable to the other Fund, please make the revisions to the other Fund as well. Please indicate in the comment response letter whether revisions in response to a comment were made to both Funds and if not, which Fund’s disclosures were revised in response to the comment.

Response to Comment 3

The Registrant confirms it has addressed the Staff’s comments across both Registration Statements, as applicable, and has indicated where certain revisions have not been made with respect to both Funds.

Comment 4 – Uncapped Bitcoin ETF

Please remove “Uncapped” from the name of the Uncapped Bitcoin ETF, as investors will only participate in a percentage of the price increase of bitcoin.

Response to Comment 4

The Fund respectfully declines to remove “Uncapped” from the name of the Uncapped Bitcoin ETF. The Fund believes the term “Uncapped” is not misleading because, unlike other defined outcome funds, the Fund’s returns are not limited to a finite positive return via an upside cap, but rather participate in a portion of all of the positive returns of bitcoin. The Fund notes that while it will produce returns that are less than the returns of bitcoin, such returns are not limited and do not have an upside cap. In this regard, the Fund is similar to the AllianzIM U.S. Equity Buffer 15 Uncapped [Month] ETFs. Those funds underperform the reference asset by the “Spread” similar to how the Fund underperforms the reference asset to the extent of the “Participation Rate”, however use the term “Uncapped” in their name. The Fund has revised its prospectus to clarify the meaning of “Uncapped” in the Fund’s name in the context of the Fund’s strategy, and contrast it to other defined outcome funds that impose an upside cap. As such, the Fund believes the use of “Uncapped” in the Fund’s name is not misleading or deceptive and is therefore consistent with the requirements of Section 35(d) of the 1940 Act.

Comment 5 – Front Cover Page

In the first bullet point of the summary section in the Fund’s prospectus front cover page, please add an accurate description of all fees outside of the management fee that could influence the Fund’s buffer and cap, or floor, as applicable, including but not limited to, brokerage commissions, trading fees and taxes, and other extraordinary expenses not included in the Fund’s management fee. Please add the same description to the similar disclosure included to the other sections of the prospectus.

Response to Comment 5

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 6 – Front Cover Page

The Staff notes the following disclosure: “The Fund provides investment exposure to the price return of bitcoin by investing in instruments that reference one or more exchange-traded products that hold bitcoin directly (“Bitcoin ETPs”).” Please revise to include the word “derivatives” before the word “instruments”.

Response to Comment 6

Each Fund’s prospectus has been revised to specify that the Fund invests in FLEX Options.

Comment 7 – Front Cover Page

The Staff requests the following disclosure be moved from the third bullet point of the Front Cover to the end of the first bullet point: “There is no guarantee that the Outcomes for an Outcome Period will be realized.”

Response to Comment 7

The Funds respectfully decline the Staff’s comment. The cover page has been revised and the referenced disclosure is included where the Fund discusses the Outcomes and Outcome Period initially.

Comment 8 – Front Cover Page

The Staff notes each Fund’s disclosure that the Bitcoin ETP’s reflect the price of bitcoin at various points in the prospectus. Please revise, as applicable, to clarify that the Bitcoin ETPs will reflect the price performance of bitcoin after deduction of the Bitcoin ETPs’ expenses.

Response to Comment 8

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 9 – Front Cover Page

The Staff requests that each Fund add an accurate description of all fees outside of the management fee that could influence the Fund’s buffer and cap, or floor, as applicable, including but not limited too, as applicable, brokerage commissions, trading fees and taxes, and other extraordinary expenses not included in the Fund’s management fee. Please add the same description to the similar disclosure included to the other sections of the prospectus.

Response to Comment 9

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 10 – Front Cover Page

The Staff notes the disclosure in each Fund’s prospectus that provides investment in the Subsidiary cannot exceed 25% of the Fund’s assets at the quarter-end. Please add disclosure regarding how the other portion of the Fund’s assets (e.g. 75%) will be invested.

Response to Comment 10

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 11 – Front Cover Page — Uncapped Bitcoin ETF

The Staff requests the Fund add a more explicit statement to its front cover page that in exchange for the downside protection provided by the Floor, the Fund will only participate in a portion of bitcoin’s gains in order to fund the downside protection.

Response to Comment 11

The Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 12 – Front Cover Page — Uncapped Bitcoin ETF

The Staff requests the Fund add disclosure explaining that because the Fund is designed to achieve Outcomes that change for each three-month Outcome Period, the Outcomes that are achieved by the Fund for a three-month Outcome Period will be different than the Outcomes achieved by the Fund over multiple Outcome Periods to the third bullet point of the cover page.

Response to Comment 12

The Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 13 – Front Cover Page — Uncapped Bitcoin ETF

Please supplementally explain and disclose the Uncapped Bitcoin ETF’s anticipated Participation Rate in the gains of the Bitcoin Price. Also please supplementally explain the possible range of the Participation Rate and whether the Participation Rate could go to down to zero.

Response to Comment 13

The prospectus has been revised to disclose that the Participation Rate could be substantially lower or higher than the current Participation Rate disclosed for the current Outcome Period and that it is dependent on market conditions at the onset of the Outcome Period. However, the Fund respectfully declines to disclose a range of Participation Rates and commits to updating the Participation Rate in similar fashion to each other of its defined outcome funds (i.e., a range filed with the Commission a week before the conclusion of the Outcome Period, and revised materials disclosing the new Participation Rate at the onset of the new Outcome Period).

Comment 14 – Front Cover Page

Please consider adding a numerical example regarding how the Uncapped Bitcoin ETF’s management fee impacts the Fund’s Participation Rate.

Response to Comment 14

The Fund respectfully declines to add a numerical example, as the management fee cannot be reduced from a Participation Rate. The Participation Rate covers the amount of positive returns of bitcoin the Fund will experience. Rather, the management fee is on Fund’s assets, not a percentage of participation in upside returns. The Fund believes that the disclosure sufficiently explains that the Participation Rate will be affected by fees and that any additional disclosure reducing the Participation Rate by the management fee would be misleading or confusing to investors.

Comment 15 – Front Cover Page — Uncapped Bitcoin ETF

The Staff requests the Fund revise the following disclosure: “While the Fund participates in only a percentage of the positive price returns of the Bitcoin Price, such returns are not limited.” Please revise any other instances of such disclosure in the prospectus as well.

Response to Comment 15

The Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 16 – Investment Objective — Uncapped Bitcoin ETF’

Please add the Participation Rate to the investment objective disclosure of the Uncapped Bitcoin ETF or otherwise explain why it is appropriate to disclose the maximum loss of any bitcoin price return losses while not providing the maximum of any positive bitcoin price returns.

Response to Comment 16

The Fund respectfully declines to add the Participation Rate to its investment objective disclosure. The investment objective sufficiently covers the Fund’s objective and strategies and the Participation Rate changes from Outcome Period to Outcome Period. The Fund does not believe that the presentation, which clearly provides that the Fund seeks investment results that “participate in a percentage of any positive returns”, is misleading simply by stating the static amount of maximum loss (i.e., 20%) the Fund may incur over the Outcome Period.

Comment 17 – Fee Table

Please provide the Staff a completed fee table at least 10 days prior to the effectiveness of each Registration Statement.

Response to Comment 17

The Registrant confirms it will endeavor to provide the completed the fee table of each Fund 10 days prior to the effectiveness of the Registration Statement.

Comment 18 – Principal Investment Strategies

Please disclose that the 80% policy of the Fund is based on the notional amount of the options and swaps that reference the Bitcoin ETPs.

Response to Comment 18

The prospectus for each Fund has been revised in accordance with the Staff’s comment.

Comment 19 – Principal Investment Strategies and Risks — Uncapped Bitcoin ETF

The Staff notes that the disclosures in the Uncapped Bitcoin ETF’s Principal Investment Strategies provide more emphasis on the Outcomes, Participation Rate and Floor, versus the mechanics of the options and/or the swaps strategy. In an appropriate part of the prospectus: (i) please provide a more consolidated and concise explanation of the options and swaps strategy, ideally in a dedicated section of the prospectus; (ii) please provide visual aids, such as a chart or diagram that illustrate how the FLEX Options, call options and put options, and swaps interact to achieve the Participation Rate and the Floor; (iii) please provide more detail on the mechanics of the options or swaps strategy, such as how the strike prices are chosen and adjusted during the Outcome Period; (iv) while the prospectus mentions risks related to FLEX Options and swaps in general, please provide enhanced disclosure about the risks associated with actively managing the options strategy and/or swaps strategy; (v) please disclose the specific market conditions that would lead to a very low Participation Rate, including the possibility of the Rate going to zero and please provide the ranges; and (vi) please provide more information on how the Participation Rate is determined, including specific factors or models, or what governs such determination.

Response to Comment 19

The prospectus for the Uncapped Bitcoin ETF has been revised to provide more specificity regarding the Fund’s holdings and mechanics. Please also note that the Fund no longer intends to use swap agreements to provide the Outcomes and will only invest in FLEX Options and U.S. Treasuries, as described in the revised prospectus. The Fund respectfully declines to disclose the specific market conditions that would lead to a very low Participation Rate, however, the Fund has included disclosure that the Participation Rate may be significantly lower in future Outcome Periods.

Comment 20 – Principal Investment Strategies — Uncapped Bitcoin ETF

Please supplementally explain to the Staff how the options and swaps strategy for the Uncapped Bitcoin ETF will differ from the strategy utilized for the Innovator Uncapped Accelerated U.S. Equity ETF, which provides no downside protection but uses a similar participation rate rather than a cap.

Response to Comment 20

The portfolios for the Uncapped Bitcoin ETF and Innovator Uncapped Accelerated U.S. Equity ETF are significantly different. As reflected in the revised prospectus, the Uncapped Bitcoin ETF invests approximately 80% of its assets in U.S. Treasuries to provide the Floor, and to provide the upside to the price of bitcoin invests in a long call FLEX Option with an 80% strike price. To help fund this upside exposure, the Fund sells an at-the-money call FLEX Option that limits the upside potential of the Fund and produces the Participation Rate. In contrast, the Innovator Uncapped Accelerated U.S. Equity ETF invests in a laddered portfolio of FLEX Options. The options package for this fund includes a purchased in-the-money call FLEX Option, a sold at-the-money call FLEX Option and at least one purchased out-of-the-money call FLEX Option. In total, those FLEX Options provide accelerated returns after the Accelerated Threshold, and provide 1-to-1 exposure on the downside.

Comment 21 – Principal Investment Strategies — Uncapped Bitcoin ETF

With respect to the Uncapped Bitcoin ETF, please supplementally explain to the Staff how using a graphical example that assumes a 75% Participation Rate is not potentially misleading if the Participation Rate is less than 75%.

Response to Comment 21

The Fund has revised the prospectus to remove an assumed Participation Rate.

Comment 22 – Principal Investment Strategies

Please disclose that the Fund will invest up to 25% of his assets in the shares of its wholly-owned subsidiary, with the remainder of its assets invested in government securities, cash or cash-equivalent instruments.

Response to Comment 22

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 23 – Principal Investment Strategies

Please disclose how much the Fund will allocate to FLEX Options versus swaps. Please also disclose under what circumstances the Fund will determine to use swaps instead of FLEX Options.

Response to Comment 23

The Funds will not use swap agreements to obtain the Outcomes. Accordingly, the prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 24 – Principal Investment Strategies

Please identify via examples the Bitcoin ETP or ETPs the Fund plans to use from the outset and how the asset can change.

Response to Comment 24

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 25 – Principal Investment Strategies

Please supplementally explain if the Fund will have significant exposure to any single issuer.

Response to Comment 25

The Fund expects to have notional exposure to an index of Bitcoin ETPs. However, the Fund may from one Outcome Period to the next use a specific Bitcoin ETP as the Bitcoin Reference Asset, which will be disclosed both in the 497(e) filing and the sticker filing made by the Fund for the reset. The Fund has added additional disclosure to the prospectus for each possible Bitcoin ETP that may be the Bitcoin Reference Asset.

Comment 26 – Principal Investment Strategies

Please disclose that the Fund may change its underlying Bitcoin ETP and briefly describe the types of instruments that can serve as underlying Bitcoin ETP.

Response to Comment 26

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 27 – General

In an appropriate location in the prospectus, please provide the general description of the business and operation of the types of underlying Bitcoin ETPs that the Fund may use. Please disclose how the Bitcoin ETPs gain exposure to bitcoin directly or indirectly. Please ensure the Principal Risks section addresses the principal risks of each type of underlying Bitcoin ETPs the Fund may use.

Response to Comment 27

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 28 – Principal Investment Strategies

Please revise the disclosure to more accurately state that the Bitcoin ETPs seek to track the price of bitcoin, not that they definitively reflect the price of bitcoin.

Response to Comment 28

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 29 – Principal Investment Strategies

Please explain supplementally to the Staff any material differences in the investment policies of the Subsidiary, as compared to those of the Fund.

Response to Comment 29

There are no material differences in the investment policies of the Subsidiary as compared to the Fund.

Comment 30 – Principal Investment Strategies

Please explain supplementally to the Staff whether there will be a separate custody agreement with an eligible custodian for the Subsidiary’s assets or whether the Subsidiary will be added to the existing Trust custody agreement.

Response to Comment 30

The Subsidiary will be added to the existing Trust custody agreement.

Comment 31 – Principal Investment Strategies

Please explain in more detail how the options and swaps strategies work to provide the cap and the buffer or the floor for the Funds, as applicable.

Response to Comment 31

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 32 – Principal Investment Strategies

In the Bitcoin subsection disclosure, please consider adding disclosure that a blockchain is a distributed ledger.

Response to Comment 32

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 33 – Principal Risks

Please consider reordering the principal risks of the Fund to begin with the Bitcoin Investing Risk.

Response to Comment 33

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 34 – Principal Risks

Please consider grouping together in sub-bullets the risks related to defined outcome.

Response to Comment 34

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 35 – Principal Risks

Please consider grouping the derivatives risks associated with instruments utilized by the Fund under a heading and subheadings such as investors understand that certain risks, such as Counterparty Risk, apply to the instruments that the Fund will utilize to achieve its investment objectives.

Response to Comment 35

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 36 – Principal Risks

Please consider grouping the risks associated with the Fund’s status as an exchange-traded fund together, with subheadings.

Response to Comment 36

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 37 – Principal Risks

Please consider layering the disclosure with respect to the Bitcoin Investing Risk with more detail in the Item 9 risk disclosure, which currently seems duplicative of the Item 4 risk disclosure. The Staff notes that the current detailed disclosure in Item 4 tends to obscure important risks about bitcoin, particularly the risk of price manipulation by whales and other large holders and miners, and the vulnerability of the protocol to attack, among others.

Response to Comment 37

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 38 – Principal Risks

In the Item 4 Bitcoin Investing Risk disclosure, please add a bullet point disclosing that the blockchain may be vulnerable to attacks, to the extend there is a miner or a group of miners that possess more than 50% of the blockchain cashing power. Please also add another bullet point disclosing that the bitcoin blockchain protocol may contain flaws that can be exploited by hackers.

Response to Comment 38

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 39 – Principal Risks

In the Item 4 Bitcoin Investing Risk disclosure, within the second bullet point, The Fund’s investments are exposed to risks associated with the price of bitcoin, which is subject to numerous factors and risks, please disclose in the first sub-bullet point that the holders sometimes called “whales” may not only sometimes influence the price of bitcoin but could also manipulate the price of bitcoin.

Response to Comment 39

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 40 – Principal Risks

In the Bitcoin Investing Risk disclosure, within the second bullet point The Fund’s investments are exposed to risks associated with the price of bitcoin, which is subject to numerous factors and risks, please add a brief description of what a “fork” is, in the corresponding sub-bullet.

Response to Comment 40

The prospectus of each Fund has been revised in accordance with the Staff’s comment.

Comment 41 – Principal Risks

In the Bitcoin Investing Risk disclosure, please explain the common impediments and disadvantages to adopting the bitcoin blockchain as payment network. Please explain that further development and use of blockchain for its intended purpose are or may continue to be substantially dependent on a layer 2 solution and briefly describe the two networks.

Response to Comment 41

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 42 – Principal Risks

Please consider succinctly disclosing within the Item 4 Bitcoin Investing Risk disclosure, that bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact the digital assets trading venues on which bitcoin trades.

Response to Comment 42

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 43 – Principal Risks

In the Bitcoin Investing Risk disclosure, within the bullet point A decline in the adoption of bitcoin could negatively impact the performance of the Fund, please also clearly disclose that the price of bitcoin has been, and may continue to be, substantially driven by speculation.

Response to Comment 43

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 44 – Principal Risks

Please supplementally explain to the Staff whether the Interest Rate Risk is the only risk applicable to the Fund’s investments, directly or indirectly, in government securities, cash or cash equivalent. If not, please add summary disclosure of the other risks of the Fund’s investments in these types of securities.

Response to Comment 44

The Interest Rate Risk is applicable to the Fund’s investments in U.S. Treasuries. The Fund has also added a “U.S. Treasury Security Risk.”

Comment 45 – Principal Risks

In the “Premium/Discount Risk”, please disclose that shareholders then could receive less or pay more than the Fund’s net asset value per share when selling or purchasing shares on an exchange.

Response to Comment 45

Each Fund’s prospectus has been revised in accordance with the Staff’s comment.

Comment 46 – Principal Risks

In the “Tax Risk”, please explain the tax treatment of swap agreements in which the Fund will enter and whether there are special rules with respect to the tax treatment of swaps.

Response to Comment 46

The Funds will no longer utilize swap agreements as part of its principal investment strategies, and therefore no such disclosure has been added to the Tax Risk.

Comment 47 – Performance

Please supplementally disclose to the Staff which broad-based security index the Fund intends to use.

Response to Comment 47

Each Fund intends to use the S&P 500 Index as its broad-based security index.

Comment 48 – Principal Investment Strategies and Additional Information About the Fund’s Principal Investment Strategies

Please consider moving the disclosure about the management of the Fund’s Subsidiary and which provisions of the 1940 Act govern its operations from Item 4 and Item 9 to a sub-section in the Item 10 disclosure on management of the Subsidiary, including that comprehensive disclosure that the Subsidiary will comply with the operational provisions of the 1940 Act.

Response to Comment 48

The Funds respectfully decline moving the disclosure regarding the Subsidiary to Item 10 of the prospectus. The Funds believe the current presentation of the disclosure is best suited for a reasonable investor to understand the operation and management of the Fund and its wholly-owned Subsidiary.

Comment 49 – Fee Table and Management of the Fund

Please confirm that the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements. Please also confirm that the Subsidiary’s expenses not borne by the Adviser will be included in the Other Expenses line item in the Fund’s fee table. Additionally, please confirm that the Subsidiary’s board of directors will agree to a designated agent for service of process in the United States and will agree to an inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response to Comment 49

Each Fund’s confirms: (i) the financial statements of the Subsidiary will be consolidated with that of the Fund; (ii) expenses of the Subsidiary, if any, not borne by the Adviser will be included in the “Other Expenses” line item of the Fund’s fee table; (iii) the Subsidiary’s board will designate an agent for service of process in the Unites States; and (iv) the Subsidiary will agree to an inspection by the Staff of its books and records, which it confirms will be maintained in accordance with Section 31 of the 1940 Act.

Comment 50 – Fee Table and Management of the Fund

Please supplementally explain to the Staff whether the cost of operating the Subsidiary is included in the Fund’s management fee.

Response to Comment 50

The Funds confirm that the cost of operating each Subsidiary is included in such Fund’s management fee.

Comment 51 – Dividends, Distributions and Taxes

Please supplementally explain to the Staff, given the anticipated duration of the Fund’s investments in the derivatives to seek exposure to the Bitcoin price movement, why any capital gains generated will be treated generally as long-term capital gains.

Response to Comment 51

The discussion of long-term capital gains in each Fund’s tax section referenced above by the Staff describe the general rules associated with the treatment of capital gains and losses and covers situations where a Fund holds assets for less than a year or for longer. Accordingly, the Funds have kept such disclosure in the revised prospectus.

Comment 52 – Dividends, Distributions and Taxes

Please disclose the tax treatment of the swaps and any special rules that apply to transactions in swaps that reference the Bitcoin ETPs.

Response to Comment 52

As indicated above, the Funds no longer will utilize swap agreements for its investment strategies, and as such the Funds respectfully decline to add any additional disclosure.

Comment 53 – Statement of Additional Information

Please confirm whether the Fund’s advisers’ and principal underwriter’s codes of ethics apply to transactions in bitcoin, ETPs investing in bitcoin, and derivatives on bitcoin, and whether the covered persons are required to pre-clear all such transactions.

Response to Comment 53

The Registrant will confirm whether the respective codes of ethics apply to the above-referenced transactions.

Comment 54 – Exhibits

Please file the Subsidiary’s investment advisory and sub-advisory agreements as exhibits to the Registration Statement.

Response to Comment 54

The Registrant confirms that the next post-effective amendment for the Funds will include the requested agreements.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren